Exhibit 99.44

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Newton Energy Corporation

1600, 333 - 7 Avenue SW

Calgary, AB

T2P 2Z1

Item 2 - Date of Material Change:

August 21, 2020

Item 3 – News Release:

A news release dated August 21, 2020 was disseminated via CNW Group. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change:

Newton Energy Corporation (“Newton”) announced that it has entered into an amalgamation agreement with Field Trip Psychedelics Inc. (“Field Trip”) and Newton Energy Subco Limited, a wholly-owned subsidiary of Newton, to complete a going-public transaction in Canada for Field Trip.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On April 21, 2020, Newton announced that it has entered into a definitive agreement dated August 21, 2020 (the “Amalgamation Agreement”) with Field Trip and Newton’s wholly-owned subsidiary, Newton Energy Subco Limited (“Newton Subco”), pursuant to which the parties intend to complete a going-public transaction for Field Trip (the “Transaction”). The Transaction is structured as a three-cornered amalgamation, which will result in Field Trip becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of Field Trip becoming security holders of Newton. In connection with the completion of the Transaction, it is intended that Newton will change its name to “Field Trip Health Ltd.” (the “Resulting Issuer”). The Amalgamation Agreement will be made available on SEDAR at www.sedar.com.

Field Trip and Newton anticipate the closing of the Transaction (the "Closing") will occur on or about September 29, 2020. The Transaction is subject to the receipt of all necessary regulatory and shareholder approvals as well as the satisfaction of conditions to the Closing as set out in the Amalgamation Agreement.

About Field Trip

Field Trip was incorporated pursuant to the provisions of the Canada Business Corporations Act on April 2, 2019. Field Trip is redefining mental health and wellness with ground-breaking work in psychedelics and psychedelic therapies. Through its Field Trip Health centres opening across North America, that provide best-in-class psychedelic-therapies, and drug development and advanced research on plant-based psychedelics through Field Trip Discovery, its newly formed drug development division, Field Trip's goal is to help those in treatment and those seeking accelerated personal growth with a simple, evidence-based way to heal and heighten engagement with the world.

Field Trip Financing

On August 14, 2020, Field Trip completed brokered and non-brokered private placements of an aggregate of 5,516,724 class A shares in the capital of Field Trip (each, a "Field Trip Share"), at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $11,033,448 (the “Private Placement”).

Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 class A shares and 299,753 compensation warrants, with each warrant exercisable into one class A share of Field Trip at a price of $2.00 per share until August 14, 2022.

Principal Purposes of Funds

The funds to be available to the Resulting Issuer upon the Closing are expected to be approximately $14,000,000 which includes the net proceeds of the Private Placement. These funds are anticipated to be principally used for the continued expansion and development of the Field Trip clinics, costs associated with Field Trip's research, drug discovery and development initiatives, for technology innovation and for general corporate purposes. While the Resulting Issuer intends to spend the funds available to it as stated herein, there may be circumstances where management reasonably determines that a reallocation of funds is necessary.

About the Transaction

Newton will hold an annual and special meeting of its shareholders on September 23, 2020, subject to adjournment or postponement (the “Newton Meeting”), to approve, among other things: (a) the election of the directors of the Resulting Issuer in connection with the Closing; (b) the authorization to amend the articles of Newton to change its name to “Field Trip Health Ltd.” or such similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Newton; (c) the consolidation (the “Consolidation”) of the issued and outstanding common shares of Newton (each a “Newton Share”) prior to the Closing on the basis of one (1) post -Consolidation Newton Share for every eight (8) pre-Consolidation Newton Shares; (d) the authorization to apply to de-list the Newton Shares from the facilities of the TSX Venture Exchange (the “TSXV”) and apply to list the Newton Shares on the facilities of the Canadian Securities Exchange (the “CSE”); (e) the adoption of certain amendments to the by-laws of Newton; and (f) such other special business as may be properly brought before the Newton Meeting or any postponement or adjournment thereof.

Upon completion of the Consolidation, it is anticipated that the 6,361,047 currently issued and outstanding Newton Shares will be consolidated into 795,131 post-Consolidation Newton Shares.

Details regarding the Newton Meeting are available in a management information circular dated August 21, 2020 that has been mailed to shareholders of Newton. The Transaction will be approved by the sole shareholder of Newton Subco and by the shareholders of Field Trip prior to the Closing.

Under the terms of the Amalgamation Agreement, at the effective time of the Transaction, among other things:

(a)	each issued and outstanding Field Trip Share (other than Field Trip Shares held by holders that have validly exercised their dissent rights) will be cancelled, and the holder thereof will receive one fully paid and non-assessable common share of the Resulting Issuer (each, a “Resulting Issuer Share”) (on a post-Consolidation basis) in exchange for such Field Trip Share; and

(b)	each outstanding Field Trip stock option and warrant (of which approximately 3,466,806 stock options and 299,753 warrants are outstanding as at the date hereof) will be cancelled and its holder will receive in exchange therefor an option or warrant, as applicable of the Resulting Issuer to purchase a Resulting Issuer Share which convertible securities shall have all of the terms and conditions, including the exercise price, term to expiry, vesting conditions and manner of exercising, as the Field Trip option or warrant for which it was exchanged. In connection with the Closing, an aggregate of 35,590,954 Resulting Issuer Shares will be issued to holders of Field Trip Shares. Immediately after the Closing, and after giving effect to the Consolidation, the shareholders of Newton will own approximately 2.2% of the Resulting Issuer Shares and the former shareholders of Field Trip will own approximately 97.8% of the Resulting Issuer Shares, each on an undiluted basis.

In connection with the Transaction, and subject to the receipt of all necessary shareholder and regulatory approvals, Newton intends to voluntarily de-list the Newton Shares from the NEX board of the TSXV. It is a condition of the Closing that Newton has obtained the conditional approval of the CSE for listing of the Resulting Issuer Shares on the CSE. As a result, it is anticipated that the Transaction will be governed by the policies of the CSE.

Completion of the Transaction will be subject to the closing conditions set forth in the Amalgamation Agreement, which include the approval of the listing of Resulting Issuer  Shares on the CSE, the approval of the Transaction by shareholders of Field Trip, approval of matters ancillary to the Transaction by shareholders of Newton at the Newton Meeting, and certain standard closing conditions, including there being no material adverse change in the business of Newton or Field Trip prior to completion of the Transaction. The Transaction itself is not subject to shareholder approval of Newton. The proposed de-listing of the Newton Shares from the TSXV is subject to the approval of a majority of the minority shareholders of Newton.

Arm’s Length Transaction

The Transaction is an arm’s length transaction.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Gino DeMichele
Chief Executive Officer
Tel: 403.680.7898

Item 9 – Date of Report:

August 31, 2020

SCHEDULE “A”

Newton Energy Corporation Announces Definitive Agreement with Field Trip Psychedelics Inc.

Calgary, Alberta -- (Marketwired - August 21, 2020)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Newton Energy Corporation (“Newton”) (TSXV: NTN.H) is pleased to announce that, further to its news release of June 18, 2020, it has entered into a definitive agreement dated August 21, 2020 (the “Amalgamation Agreement”) with Field Trip Psychedelics Inc. (“Field Trip”) (www.fieldtriphealth.com) and Newton’s wholly-owned subsidiary, Newton Energy Subco Limited (“Newton Subco”), pursuant to which the parties intend to complete a going-public transaction for Field Trip (the “Transaction”) . The Transaction is structured as a three- cornered amalgamation, which will result in Field Trip becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of Field Trip becoming security holders of Newton. In connection with the completion of the Transaction, it is intended that Newton will change its name to “Field Trip Health Ltd.” (the “Resulting Issuer”). The Amalgamation Agreement will be made available on SEDAR at www.sedar.com.

Field Trip and Newton anticipate the closing of the Transaction (the "Closing") will occur on or about September 29, 2020. The Transaction is subject to the receipt of all necessary regulatory and shareholder approvals as well as the satisfaction of conditions to the Closing as set out in the Amalgamation Agreement.

About Field Trip

Field Trip was incorporated pursuant to the provisions of the Canada Business Corporations Act on April 2, 2019. Field Trip is redefining mental health and wellness with ground-breaking work in psychedelics and psychedelic therapies. Through its Field Trip Health centres opening across North America, that provide best-in-class psychedelic-therapies, and drug development and advanced research on plant- based psychedelics through Field Trip Discovery, its newly formed drug development division, Field Trip's goal is to help those in treatment and those seeking accelerated personal growth with a simple, evidence-based way to heal and heighten engagement with the world.

Select Audited Financial Information

Audited Financial Information for Period from Incorporation on April 2, 2019 to March 31, 2020
Total Assets	$12,541,095

Total Liabilities	$2,121,083

Revenues	$1,000

Net Losses	$2,678,365

Cash	$9,690,758

Field Trip Financing

On August 14, 2020, Field Trip completed brokered and non-brokered private placements of an aggregate of 5,516,724 class A shares in the capital of Field Trip (each, a "Field Trip Share"), at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $11,033,448 (the “Private Placement”).

Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 class A shares and 299,753 compensation warrants, with each warrant exercisable into one class A share of Field Trip at a price of $2.00 per share until August 14, 2022.

Principal Purposes of Funds

The funds to be available to the Resulting Issuer upon the Closing are expected to be approximately $14,000,000 which includes the net proceeds of the Private Placement. These funds are anticipated to be principally used for the continued expansion and development of the Field Trip clinics, costs associated with Field Trip's research, drug discovery and development initiatives, for technology innovation and for general corporate purposes. While the Resulting Issuer intends to spend the funds available to it as stated herein, there may be circumstances where management reasonably determines that a reallocation of funds is necessary.

About the Transaction

Newton will hold an annual and special meeting of its shareholders on September 24, 2020, subject to adjournment or postponement (the “Newton Meeting”), to approve, among other things: (a) the election of the directors of the Resulting Issuer in connection with the Closing; (b) the authorization to amend the articles of Newton to change its name to “Field Trip Health Ltd.” or such similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Newton; (c) the consolidation (the “Consolidation”) of the issued and outstanding common shares of Newton (each a “ Newton Share”) prior to the Closing on the basis of one (1) post-Consolidation Newton Share for every eight (8) pre-Consolidation Newton Shares; (d) the authorization to apply to de-list the Newton Shares from the facilities of the TSX Venture Exchange (the “TSXV”) and apply to list the Newton Shares on the facilities of the Canadian Securities Exchange (the “CSE”); (e) the adoption of certain amendments to the by-laws of Newton; and (f) such other special business as may be properly brought before the Newton Meeting or any postponement or adjournment thereof.

Upon completion of the Consolidation, it is anticipated that the 6,361,047 currently issued and outstanding Newton Shares will be consolidated into 795,131 post-Consolidation Newton Shares.

Details regarding the Newton Meeting are available in a management information circular dated August 21, 2020 that has been mailed to shareholders of Newton. The Transaction will be approved by the sole shareholder of Newton Subco and by the shareholders of Field Trip prior to the Closing.

Under the terms of the Amalgamation Agreement, at the effective time of the Transaction, among other things:

(c)	each issued and outstanding Field Trip Share (other than Field Trip Shares held by holders that have validly exercised their dissent rights) will be cancelled, and the holder thereof will receive one fully paid and non-assessable common share of the Resulting Issuer (each, a “Resulting Issuer Share”) (on a post-Consolidation basis) in exchange for such Field Trip Share; and

(d)	each outstanding Field Trip stock option and warrant (of which approximately 3,466,806 stock options and 299,753 warrants are outstanding as at the date hereof) will be cancelled and its holder will receive in exchange therefor an option or warrant, as applicable of the Resulting Issuer to purchase a Resulting Issuer Share which convertible securities shall have all of the terms and conditions, including the exercise price, term to expiry, vesting conditions and manner of exercising, as the Field Trip option or warrant for which it was exchanged.

In connection with the Closing, an aggregate of 35,590,954 Resulting Issuer Shares will be issued to holders of Field Trip Shares. Immediately after the Closing, and after giving effect to the Consolidation, the shareholders of Newton will own approximately 2.2% of the Resulting Issuer Shares and the former shareholders of Field Trip will own approximately 97.8% of the Resulting Issuer Shares, each on an undiluted basis.

In connection with the Transaction, and subject to the receipt of all necessary shareholder and regulatory approvals, Newton intends to voluntarily de-list the Newton Shares from the NEX board of the TSXV. It is a condition of the Closing that Newton has obtained the conditional approval of the CSE for listing of the Resulting Issuer Shares on the CSE. As a result, it is anticipated that the Transaction will be governed by the policies of the CSE.

Completion of the Transaction will be subject to the closing conditions set forth in the Amalgamation Agreement, which include the approval of the listing of Resulting Issuer Shares on the CSE, the approval of the Transaction by shareholders of Field Trip, approval of matters ancillary to the Transaction by shareholders of Newton at the Newton Meeting, and certain standard closing conditions, including there being no material adverse change in the business of Newton or Field Trip prior to completion of the Transaction. The Transaction itself is not subject to shareholder approval of Newton. The proposed de-listing of the Newton Shares from the TSXV is subject to the approval of a majority of the minority shareholders of Newton.

Arm’s Length Transaction

The Transaction is an arm’s length transaction.

Proposed Management and Board of Directors of the Resulting Issuer

Upon completion of the Transaction, it is anticipated that the persons identified below will serve as directors and officers of the Resulting Issuer.

Joseph del Moral, Director & Chief Executive Officer

Mr. del Moral is an experienced entrepreneur and a founder of Field Trip. In 2014, he was the founder and CEO of CanvasRx Inc. and Canadian Cannabis Clinics, which grew to be the largest cannabis clinic company in Canada. In 2016, CanvasRx was acquired by Aurora Cannabis Inc. (NYSE: ACB) (“Aurora”) and he joined Aurora’s board of directors. During his time at Aurora, Mr. del Moral ensured that CanvasRx continued to grow and achieve its milestones as well as assisted in corporate development, M&A and strategy. After leaving Aurora in 2018, Mr. del Moral assumed the role of CEO of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his time in the cannabis industry, Mr. del Moral co-founded Newten Home Comfort, a fast growing home services company acquired by Just Energy Inc. in 2009. Mr. del Moral is also on the board of directors of Felix Health, an innovative direct to consumer healthcare company that is changing how Canadians access prescription drugs. Mr. del Moral holds a Bachelor of Commerce Degree (Finance and Entrepreneurship) from McGill University.

Ronan Levy, Director & Executive Chairman & Corporate Secretary

Mr. Levy is an entrepreneur and is a co-founder and Executive Chairman of Field Trip. He is also a partner at Grassfed Ventures, a venture capital and advisory firm focused on the cannabis and biotech industries, and a member of the board of directors of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his current roles, Mr. Levy co- founded Canadian Cannabis Clinics and CanvasRx Inc., which was acquired by Aurora in 2016, after which he served as Senior Vice President, Business and Corporate Affairs, for Aurora. A lawyer by training, Mr. Levy started his career as a corporate lawyer at Blake, Cassels and Graydon LLP and as legal counsel at CTVglobemedia Inc. (now Bell Media Inc.). Mr. Levy holds a Juris Doctor and a Bachelor of Commerce degree, both from the University of Toronto.

Hannan Fleiman, Director & President of Healthcare

Mr. Fleiman is a serial entrepreneur and has co-founded and operated several companies, including Field Trip., CanvasRx Inc., Canadian Cannabis Clinic and Dominion Home Insulation. Prior to founding these companies, Mr. Fleiman managed the hospital department, animal health and OTC divisions at Teva Canada. Mr. Fleiman is a board member of MedicNL, a contract research organization, and was a board member of Abacus Health, where he headed the audit and compensation committees before the successful sale to Charlotte’s Web Holdings, Inc. (CSE: CWEB). Mr. Fleiman earned his MBA from McMaster University and his BSc from University of Guelph.

Mujeeb Jafferi, Director & President

Mr. Jafferi is an experienced management executive and a founder of Field Trip. Prior to joining Field Trip, Mr. Jafferi spent over a decade in the retail and renewable energy sectors in a variety of leadership roles. Between 2016 and 2019, Mr. Jafferi served as the Vice President of Sales Operations and Strategy at Just Energy Inc. (TSX: JE) and the President of Just Energy Solar. In 2015, Mr. Jafferi served as a Partner at a renewable energy technology startup, LightWing Partners, leading its business development efforts across the US market. LightWing Partners was subsequently acquired by SunEdison. Between 2009 and 2015, Mr. Jafferi held several progressive and diverse leadership roles at Just Energy, including Director of Corporate Planning and Financial Analysis, and Asst. Regional General Manager for US Northeast Region. He holds a BA in Information Technology from York University and a Global Professional Master of Laws from University of Toronto.

Dr. Ryan Yermus, Director & Chief Clinical Officer

Dr. Yermus is a physician who completed his medical training at the University of Ottawa in 2007 and his residency at the University of Toronto in 2009. As a pioneer in the Canadian medical cannabis industry, he was responsible for the development of a clinical protocol that led to the treatment of thousands of medical cannabis patients. In 2014, Dr. Yermus founded Medical Marijuana Clinics of Canada (MMCC), the first fully compliant cannabis clinic in Ontario. MMCC went on to be acquired by Canadian Cannabis Clinics, which grew to become the nation’s largest cannabis clinic network and was acquired by Aurora Cannabis Inc. in 2016. For the past decade, Dr. Yermus has also worked as a clinician helping patients suffering from addictions.

Tyler Dyck, Interim Chief Financial Officer

Mr. Dyck is a CPA, CA comfortable working across all functions of an organization in high-growth environments. Most recently, Mr. Dyck was Finance employee #1 at HelloFresh Canada, where starting from a 100% outsourced model, he grew the Finance and Accounting function to a team of 8 over 30 months. While at HelloFresh he also led the due diligence, financial analysis, and business planning relating to the acquisition of Chefs Plate. Mr. Dyck started his career in KPMG’s audit practice after obtaining an Honours BBA from Wilfrid Laurier University.

Helen M. Boudreau, Director

Ms. Boudreau is a retired senior executive with 30 years experience across biotech, pharmaceuticals, consulting, and banking industries. She was most recently COO of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech focused on diseases that cause mortality, poverty, and inequality in low and middle-income countries. Previously, she served as CFO for public and private biotechs, Proteostasis Therapeutics and FORMA Therapeutics. Helen spent 16 years at Novartis and Pfizer, serving in strategy and senior finance roles, including global CFO Oncology business unit, CFO US Corporate, VP Investor Relations, VP Finance, Customer Business Unit and Commercial Operations, and VP Finance Global R&D. Helen started her career in banking and was an engagement manager at McKinsey & Company, a strategic consulting firm. Helen is currently a member of the board of Premier, Inc. (NASDAQ: PINC), a healthcare improvement company, and is also on the boards of two private biotech companies. Helen earned a BA in Economics, summa cum laude, from the University of Maryland, and an MBA from the Darden Graduate School of Business at the University of Virginia.

Dieter Weinand, Director

Mr. Weinand is an experienced executive with over 30 years’ of experience in the pharmaceuticals and biotech industries. Mr. Weinand presently serves as the chairman of the board of directors of Replimune Group Inc. (NASDAQ: REPL). Previously, Mr. Weinand served as the Executive Vice President of Primary Care and was a member of the Executive Committee at Sanofi from November 2018 to February 2020. Before moving to Sanofi, Mr. Weinand was CEO and Chairman of the Board of Management of Bayer Pharma AG and member of the Management Board at Bayer AG. Prior to his work at Sanofi and Bayer, Mr. Weinand has held various positions in commercial, operational, and strategic areas of the pharmaceutical industry. These included responsibilities spanning various therapeutic areas and geographies for companies such as Pfizer, Bristol Myers Squibb, and Otsuka. Mr. Weinand earned an MS in Pharmacology and Toxicology from Long Island University, New York, and a BA in Biology from Concordia College, New York. Mr. Weinand is a former board member of the Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries & Associations (EFPIA), and the International Federation of Pharmaceutical Manufacturers (IFPMA), and served as a member of the Board of Directors of HealthPrize Technologies.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

ANY SECURITIES REFERRED TO HEREIN WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO A U.S. PERSON IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT.

The information contained or referred to in this press release relating to Field Trip has been furnished by Field Trip. Although Newton has no knowledge that would indicate that any statement contained herein concerning Field Trip is untrue or incomplete, neither Newton nor any of its respective directors or officers assumes any responsibility for the accuracy or completeness of such information.

Completion of the transaction is subject to a number of conditions, including, if applicable, TSXV acceptance and, majority of the minority shareholder approval of the delisting of the Newton Shares from the TSXV. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or listing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Newton should be considered highly speculative.

The TSXV has in no way passed upon the merits of the Transaction and has neither approved nor disapproved the contents of this news release.

Notice regarding forward-looking statements:

This press release includes forward-looking statements regarding Newton, Field Trip, and their respective businesses, which may include, but is not limited to, statements with respect to the completion of the Transaction, the terms on which the Transaction is intended to be completed, the expected use of the net proceeds from the Private Placement, the ability to obtain regulatory and shareholder approvals, the proposed business plan of Field Trip and other factors. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of the management of each entity. The forward-looking events and circumstances discussed in this press release, including completion of the Transaction, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the industry, failure to obtain regulatory or shareholder approvals, economic factors, the equity markets generally and risks associated with growth and competition. Although Newton and Field Trip have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Newton and Field Trip undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information:

Newton Energy Corporation: Gino DeMichele, (403) 680-7898

Field Trip Psychedelics Inc.: Joseph del Moral, Chief Executive Officer, (437) 688-6148, www.fieldtriphealth.com